Exhibit 99.1

Fly Leasing Reports First Quarter 2020 Financial Results

Dublin, Ireland, May 8, 2020 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the first quarter of 2020.

Highlights

•	Net income of $38.1 million, $1.24 per share
•	Adjusted Net Income of $43.6 million, $1.42 per share
•	Return on equity of 17.2%, Adjusted return on equity of 19.7%
•	Sold six aircraft and two engines for a gain of $31.7 million, a 20% premium to book value
•	$29.21 book value per share, a 28% increase since March 31, 2019
•	Unrestricted cash and cash equivalents of $361.2 million
•	$560 million net book value of unencumbered assets
•	2.1x net debt to equity

“The COVID-19 pandemic has caused tremendous distress in the global aviation industry, and FLY remains highly focused on successfully managing through the crisis. FLY is well positioned to face what is certain to be a difficult year,” said Colm Barrington, Chief Executive Officer of FLY. “Our high cash balance and low leverage puts us in a strong position to meet our operating and financial commitments in 2020. FLY does not have any orders with the aircraft manufacturers and the company has no near-term refinancing requirements.”

“FLY is reporting strong financial results for the first quarter of 2020 and had an unrestricted cash balance of $361 million, and record low leverage of 2.1x at quarter end,” said Barrington. “We have grown our book value per share to $29.21, which is a 28% increase from a year ago.”

“We sold six aircraft with an average age of over 10 years, as well as two engines from a parted-out aircraft, generating a pre-tax gain of nearly $32 million, which was a 20% premium to book value,” added Barrington. “Our aircraft sales again monetized value from our balance sheet, reduced our lessee concentration, generated cash, and further reduced leverage.”

Financial Results

FLY is reporting net income of $38.1 million, or $1.24 per share, for the first quarter of 2020. This compares to net income of $45.0 million, or $1.38 per share, for the same period in 2019. The first quarter 2020 results include a $9.4 million unrealized fair value loss related to investments in ABS equity certificates.

Adjusted Net Income

Adjusted Net Income was $43.6 million for the first quarter of 2020, compared to $47.2 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $1.42 in the first quarter of 2020, compared to $1.44 for the first quarter of 2019.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Financial Position

At March 31, 2020, FLY’s total assets were $3.6 billion, including investment in flight equipment totaling $3.0 billion. Total cash at March 31, 2020 was $391.7 million, of which $361.2 million was unrestricted. The book value per share at March 31, 2020 was $29.21, a 28% increase since March 31, 2019. At March 31, 2020, FLY’s net debt to equity ratio was 2.1x, reduced from 3.4x as of March 31, 2019.

Aircraft Portfolio

At March 31, 2020, FLY had 84 aircraft and seven engines in its portfolio. FLY’s aircraft and engines are on lease to 40 airlines in 24 countries. The table below does not include the engines.

Portfolio at	Mar. 31, 2020		Dec. 31, 2019
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A320ceo Family	33	28%	34	28%
Airbus A320neo Family	1	2%	1	2%
Airbus A330	3	6%	3	6%
Boeing 737NG	38	36%	42	37%
Boeing 737 MAX	2	3%	2	3%
Boeing 757-SF	1	<1%	1	<1%
Boeing 777-LRF	2	10%	2	10%
Boeing 787	4	15%	4	14%
Total(1)	84	100%	89	100%

(1)	Includes six aircraft classified as flight equipment held for sale as of December 31, 2019. No aircraft was held for sale as of March 31, 2020.

At March 31, 2020, the average age of the portfolio, weighted by net book value of each aircraft and engine, was 7.8 years. The average remaining lease term was 5.2 years, also weighted by net book value.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Friday, May 8, 2020. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 5452704. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916

ir@flyleasing.com

Fly Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Mar. 31,
	2020 (Unaudited)	2019 (Unaudited)
Revenues
Operating lease rental revenue	$85,535	$105,328
End of lease income	2,427	1,564
Amortization of lease incentives	(614)	(1,632)
Amortization of lease discounts and other	92	(8)
Operating lease revenue	87,440	105,252
Finance lease revenue	145	160
Gain on sale of aircraft	31,717	27,620
Interest and other income	2,253	1,671
Total revenues	121,555	134,703
Expenses
Depreciation	31,631	37,585
Interest expense	27,155	38,179
Selling, general and administrative	7,664	8,722
Loss on derivatives	507	17
Fair value loss on marketable securities	9,412	—
Loss on extinguishment of debt	850	2,169
Maintenance and other costs	1,184	598
Total expenses	78,403	87,270
Net income before provision for income taxes	43,152	47,433
Provision for income taxes	5,080	2,468
Net income	$38,072	$44,965
Weighted average number of shares
- Basic	30,765,840	32,632,715
- Diluted	30,768,029	32,632,715
Earnings per share
- Basic	$1.24	$1.38
- Diluted	$1.24	$1.38

Fly Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

	Mar. 31, 2020 (Unaudited)	Dec. 31, 2019 (Audited)
Assets
Cash and cash equivalents	$361,151	$285,565
Restricted cash and cash equivalents	30,593	52,738
Rent receivables	19,688	14,264
Investment in finance lease, net	11,334	11,639
Flight equipment held for sale, net	—	144,119
Flight equipment held for operating lease, net	2,716,757	2,720,000
Maintenance rights	280,152	290,958
Deferred tax asset, net	15,166	11,675
Fair value of derivative assets	7,152	4,824
Other assets, net	120,123	129,377
Total assets	$3,562,116	$3,665,159
Liabilities
Accounts payable and accrued liabilities	$31,706	$22,746
Rentals received in advance	13,910	16,391
Payable to related parties	4,270	10,077
Security deposits	40,140	40,726
Maintenance payment liability, net	195,665	219,371
Unsecured borrowings, net	619,842	619,407
Secured borrowings, net	1,579,273	1,695,525
Deferred tax liability, net	63,030	57,935
Fair value of derivative liabilities	54,102	27,943
Other liabilities	69,942	76,761
Total liabilities	2,671,880	2,786,882
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 30,481,069 and 30,898,410 shares issued and outstanding at March 31, 2020 and December 31, 2019, respectively	31	31
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	509,738	516,254
Retained earnings	418,464	380,392
Accumulated other comprehensive loss, net	(37,997)	(18,400)
Total shareholders’ equity	890,236	878,277
Total liabilities and shareholders’ equity	$3,562,116	$3,665,159

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Three months ended Mar. 31,
	2020 (Unaudited)	2019 (Unaudited)
Cash Flows from Operating Activities
Net income	$38,072	$44,965
Adjustments to reconcile net income to net cash flows provided by operating activities:
Gain on sale of aircraft	(31,717)	(27,620)
Depreciation	31,631	37,585
Amortization of debt discounts and debt issuance costs	1,875	2,796
Amortization of lease incentives and other items	604	1,839
Fair value loss on marketable securities	9,412	—
Loss on extinguishment of debt	850	2,169
Provision for deferred income taxes	5,181	2,472
Maintenance payment liability recognized into earnings	(2,487)	—
Other	268	(333)
Changes in operating assets and liabilities:
Rent receivables	(7,036)	2,505
Other assets	230	(742)
Payable to related parties	(5,807)	(393)
Accounts payable, accrued liabilities and other liabilities	9,957	7,348
Net cash flows provided by operating activities	51,033	72,591
Cash Flows from Investing Activities
Purchase of flight equipment	(27,282)	—
Proceeds from sale of aircraft, net	160,271	235,770
Payments for aircraft improvement	(6,294)	(1,365)
Payments for lessor maintenance obligations	(347)	(584)
Other	(231)	(335)
Net cash flows provided by investing activities	126,117	233,486

	Three months ended Mar. 31,
	2020 (Unaudited)	2019 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	3,305	—
Security deposits returned	—	(1,546)
Maintenance payment liability receipts	7,848	17,016
Maintenance payment liability disbursements	(10,109)	(8,604)
Debt extinguishment costs	(20)	(54)
Debt issuance costs	—	(342)
Repayment of secured borrowings	(118,211)	(155,184)
Shares repurchased	(6,504)	(2,117)
Net cash flows used in financing activities	(123,691)	(150,831)
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(18)	(59)
Net increase in unrestricted and restricted cash and cash equivalents	53,441	155,187
Unrestricted and restricted cash and cash equivalents at beginning of period	338,303	281,080
Unrestricted and restricted cash and cash equivalents at end of period	$391,744	$436,267

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$361,151	$363,930
Restricted cash and cash equivalents	30,593	72,337
Unrestricted and restricted cash and cash equivalents	$391,744	$436,267

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Mar. 31,
	2020 (Unaudited)	2019 (Unaudited)
Net income	$38,072	$44,965
Adjustments:
Unrealized foreign exchange gain	(95)	(172)
Deferred income taxes	5,181	2,472
Fair value changes on undesignated derivatives	481	(112)
Adjusted Net Income	$43,639	$47,153
Average Shareholders’ Equity	$884,257	$720,007
Adjusted Return on Equity	19.7%	26.2%

Weighted average diluted shares outstanding	30,768,029	32,632,715
Adjusted Net Income per diluted share	$1.42	$1.44

FLY defines Adjusted Net Income as net income plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different than those used by other companies.